EXHIBIT 99.1

Ad hoc Notice under Section 15 Securities Trading Act

Celanese to reorganize chemical activities in China

Kronberg, Germany, March 8, 2006: Celanese will reorganize its Chemical Products segment activities in China to enable a more efficient entity structure.

As a consequence of an instruction received today from Celanese Europe Holding GmbH & Co. KG based on the existing domination and profit and loss transfer agreement with Celanese AG, Celanese Holding GmbH will transfer the shares in Celanese (China) Holding Co. Ltd., which will first acquire the shares in Celanese Nanjing Chemical Co. Ltd., to BCP Crystal US Holdings Corp.

The transaction, subject to regulatory approval by the Chinese authorities, will be effected at the book values of Celanese China Holding of approximately €7.7 million and of Celanese Nanjing Chemical of around €10.6 million.

Construction of acetic acid, vinyl acetate monomer (VAM) and emulsions production plants by Celanese Nanjing Chemical Co. Ltd. at the Nanjing site is currently underway or in planning. The plants are to be commissioned in 2007/2008.

Both Celanese AG and BCP Crystal US Holdings Corp. are indirect subsidiaries of Celanese Corporation. Celanese Holding GmbH is a subsidiary of Celanese AG.

In an ad hoc notice dated March 6, 2006, Celanese AG
Kronberg/Taunus, March 6, 2006
Celanese AG
Management Board